NEWS RELEASE

May 15, 2006	Trading Symbols:
News Release 06-20	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD REPORTS FIRST QUARTER 2006 RESULTS

Vancouver, B.C. – Silver Standard Resources Inc. today announced a first quarter net loss of $1.1 million ($0.02 per share) compared with a net loss of $0.9 million ($0.02 per share) for the first quarter of 2005. First quarter highlights included:

•	Following completion of the quarter, the announcement of 107.1 million ounces of proven and probable reserves at the Pirquitas silver-tin property in Argentina;
•	A 30% increase of silver resources at the Pitarrilla project in Mexico;
•	Bonanza grade gold-silver values in surface trenching at the San Luis joint venture in Peru;
•	The purchase of a 100% interest in the Berenguela silver-copper-manganese project in Peru;
•	The sale of the 50% interest in the Manantial Espejo property to Pan American Silver Corp. for 1.95 million shares of Pan American which was completed subsequent to the end of the quarter;
•	The sale of 7.2 million shares for net proceeds of approximately $171 million subsequent to the end of the quarter;
•	Cash, marketable securities and silver bullion with a carried value of $58.6 million at quarter end and a market value of $97.2 million, exclusive of the Pan American shares, and financing.

Project Update

Pirquitas, Argentina

Subsequent to the end of the quarter, Hatch Ltd., an international engineering firm, completed updating the feasibility study for a 6,000 tonne per day operation at Pirquitas that had been completed in 1999/2000 by a previous owner. All material permits are in place and all surface rights necessary for the mine, plant and infrastructure are owned. Silver Standard has filed a 43-101 technical report and issued a news release summarizing key operating and financial information. Please refer to Silver Standard’s web site for the technical report. Capital costs are estimated at US$146 million plus value added taxes of approximately US$12 million (refundable in stages once construction starts) for a mine producing an average of 9.6 million ounces of silver per year over a mine operating life of 8.8 years, making Pirquitas a significant primary silver mine. In addition to by-product tin and zinc, marketable concentrates will also contain indium, gallium and germanium.

Pitarrilla, Mexico

In March, Silver Standard reported that based on recent drilling, project resources have increased by 30% with indicated silver resources of 67.2 million ounces and inferred silver resources of 130.2 million ounces. The resource estimate is based on a cut-off grade of 40 grams of silver per tonne and was prepared by James A. McCrea, P.Geo., an independent qualified person.

Drilling continues with three diamond drill rigs on the property. Following completion of the resource estimate, the company reported a series of drill results that indicate potential to expand known mineralization to the north in the South Ridge Zone, with PD-92, a vertical step-out hole, intersecting from surface 6.5 ounces of silver per ton over 515.0 feet (223.0 grams of silver per tonne over 155.0 meters).

San Luis, Peru

Located in the Ancash Department of central Peru, the San Luis property covers a newly discovered high-grade epithermal vein system. Currently there are five known veins with a combined identified length of over five kilometers. Trenching and channel sampling over an interval of 350 meters along the Ayelen Vein identified an average vein thickness of 3.25 meters with assays averaging 51.7 grams of gold and 1,077 grams of silver per tonne. Channel sampling is continuing on the Ayelen vein and on the other veins.

Staked last year approximately 25 kilometers from Barrick’s Pierina gold mine, the property is a 50/50 joint venture with Esperanza Silver Corporation. Silver Standard can earn up to an 80% interest in the property by putting the property into production. Diamond drilling is expected to commence in June.

Berenguela, Peru

During the quarter, the company closed a purchase agreement to acquire a 100% interest in the Berenguela project located on the altiplano of southern Peru. Silver Standard’s consideration was an aggregate payment of US$2.0 million in cash and US$8.0 million in common shares of Silver Standard (530,504 shares), and the grant of a 2% net smelter returns royalty on copper capped at US$3.0 million. The project contains 66.1 million ounces of indicated silver resources and 21.6 million ounces of inferred silver resources and includes 317 million indicated and 98 million inferred pounds of copper. The resource estimate is based on a cut-off grade of 50 grams of silver per tonne and was prepared by James A. McCrea, P.Geo., an independent qualified person.

Other Developments

Subsequent to the end of the quarter, Silver Standard completed the sale of its 50% interest in Manantial Espejo to Pan American Silver, for 1.95 million common shares of Pan American. On a per ounce of silver basis, the payment was approximately US$2 per reserve and resource ounce of silver, more than three-times Silver Standard’s Manantial Espejo project U.S. dollar costs of approximately US$14.2 million.

On May 11th, the company announced the sale of 7.2 million treasury shares for net proceeds of approximately $171 million. Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. were joint bookrunners for the transaction, Blackmont Capital Inc. was joint lead manager and Citigroup Global Markets Inc., National Bank Financial Inc. and Salman Partners Inc. were co-managers. The offering is expected to close on May 16, 2006.

In January, the board of directors announced the appointment of John R. Brodie, FCA, to the board of the company as an independent director. Mr. Brodie has extensive financial and operations management experience and a proven record of strengthening financial performance for private and public companies.

For the full First Quarter 2006 report, including Management Discussion & Analysis, and consolidated interim financial statements, visit the company’s web site at www.silverstandard.com. The Company’s next planned conference call will be held in conjunction with the release of the Company’s second quarter results.

For further information, contact::

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.